UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.   )*

EXACT Sciences Corporation.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30063P105

(CUSIP Number)

December 31, 2008

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 30063P105	13G	Page 2 of 12

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEAK6 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,750,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,750,000 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% as of December 31, 2008 (based on 27,247,381 shares of Common Stock outstanding as of November 3, 2008 per Form 10-Q dated November 7, 2008)
12.	TYPE OF REPORTING PERSON OO/HC

Cusip No. 30063P105	13G	Page 3 of 12

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEAK6 Investments, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,750,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,750,000 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% as of December 31, 2008 (based on 27,247,381 shares of Common Stock outstanding as of November 3, 2008 per Form 10-Q dated November 7, 2008)
12.	TYPE OF REPORTING PERSON PN/HC

Cusip No. 30063P105	13G	Page 4 of 12

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEAK6 Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,750,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,750,000 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% as of December 31, 2008 (based on 27,247,381 shares of Common Stock outstanding as of November 3, 2008 per Form 10-Q dated November 7, 2008)
12.	TYPE OF REPORTING PERSON IA

Cusip No. 30063P105	13G	Page 5 of 12

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEAK6 Performance Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,750,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,750,000 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% as of December 31, 2008 (based on 27,247,381 shares of Common Stock outstanding as of November 3, 2008 per Form 10-Q dated November 7, 2008)
12.	TYPE OF REPORTING PERSON BD/OO

Cusip No. 30063P105	13G	Page 6 of 12

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew N. Hulsizer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,750,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,750,000 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% as of December 31, 2008 (based on 27,247,381 shares of Common Stock outstanding as of November 3, 2008 per Form 10-Q dated November 7, 2008)
12.	TYPE OF REPORTING PERSON IN/HC

Cusip No. 30063P105	13G	Page 7 of 12

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jennifer Just
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,750,000 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,750,000 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% as of December 31, 2008 (based on 27,247,381 shares of Common Stock outstanding as of November 3, 2008 per Form 10-Q dated November 7, 2008)
12.	TYPE OF REPORTING PERSON IN/HC

Cusip No. 30063P105	13G	Page 8 of 12

Item 1(a)	Name of Issuer: EXACT Sciences Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 Campus Drive
Marlborough, MA 01752

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship

PEAK6 LLC
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
Delaware Limited Liability Company

PEAK6 Investments, L.P.
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
Delaware Limited Partnership

PEAK6 Advisors LLC
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
Delaware Limited Liability Company

PEAK6 Performance Management LLC
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
Delaware Limited Liability Company

Matthew N. Hulsizer
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
U.S. Citizen

Jennifer Just
141 W. Jackson Boulevard, Suite 500
Chicago, IL  60604
U.S. Citizen

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number: 30063P105

Cusip No. 30063P105	13G	Page 9 of 12

Item 3                     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  : ☐

Item 4	Ownership:

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b)	Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

Cusip No. 30063P105	13G	Page 10 of 12

(ii)	shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii)	sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv)	shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 30063P105	13G	Page 11 of 12

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11thth day of February, 2009

PEAK6 LLC

By:  /s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member

PEAK6 INVESTMENTS, L.P.

By:  /s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member of PEAK6 LLC, the General Partner of PEAK6 Investments, L.P.

PEAK6 ADVISORS LLC

By:  /s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member of PEAK6 LLC, the General Partner of the managing member of PEAK6 Advisors LLC

PEAK6 PERFORMANCE MANAGEMENT LLC

By:  /s/ Matthew N. Hulsizer
Matthew N. Hulsizer
Managing Member of PEAK6 LLC, the General Partner of the managing member of PEAK6 Performance Management LLC

/s/   Matthew N. Hulsizer
Matthew N. Hulsizer

/s/   Jennifer Just
Jennifer Just

Cusip No. 30063P105	13G	Page 12 of 12

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement